UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Woofy Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 28, 2016

Physical address of issuer
26 West 61st, Fifth Floor, New York, New York 10023

Website of issuer
www.hellowoofy.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Safe Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000 USD

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000 USD

Deadline to reach the target offering amount
March 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end **(12-31-2018)**	**Prior fiscal year-end** **(12-31-2017)**
Total Assets	$538.05	$96,528.74
Cash & Cash Equivalents	$538.05	$96,528.74
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$272,500.00	$257,500.00
Revenues/Sales	$0	$1,245.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$90,190.00	-$123,347.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arjun Rai	
(Signature)	
Arjun Rai	
(Name)	
President, Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arjun Rai	
(Signature)	
Arjun Rai	
(Name)	
President, Director	
(Title)	
January 14, 2020	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

January 14, 2020



Woofy Inc.

Up to $ 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Woofy Inc. ("Woofy", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (herein the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $100,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $100,000 by March 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at hellowoofy.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/hellowoofy

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Woofy Inc. is a Delaware corporation, incorporated on September 28, 2016.

The Company is located at 26 West 61st, Fifth Floor, New York, New York 10023

The Company's website is hellowoofy.com.

The Company conducts business in all jurisdictions.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC d/b/a Republic website under https://republic.co/hellowoofy and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	$100,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	100,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100+
Offering deadline	March 31, 2020
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 31

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$ 1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry
Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our limited history makes the prospects of realizing a successful business model wholly speculative.
We are a seed-stage company and have little operating history or operating results. We are a seed-stage company and have little operating history or operating results. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds of this and potentially other offerings in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and a loss of your entire investment.

We depend on certain key personnel, including senior executives.
Our future success depends on the efforts of key personnel. Arjun Rai is our founder and CEO managing many aspects of the business from product to tech to fundraising etc. The loss of his services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified

personnel, and it cannot be assumed we will be able to attract or retain qualified personnel. There can be no guarantee of our future performance and you may lose your entire investment.

We are making forward looking statements.
This Form C includes certain forward-looking statements and our estimates with respect to anticipated business prospects and financial performance. These estimates reflect various assumptions of our management that may or may not prove to be correct. Our current expectations are subject to the uncertainties and risks associated with new ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, and thus there is a substantial risk of the loss of your entire investment. Furthermore, even if we are able to develop and deploy our products and services, we cannot ensure a profitable return on investment.

Nothing herein should be relied upon as a promise of our future performance.
Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.
Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business. Changes to foreign, state, and local laws governing privacy, customer data, integration of partners or their use of data, and changes in payment system or partnering requirements could all have adverse impacts.

Our additional financing requirements could result in dilution to existing equity holders.
The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders. Additionally, the Company may amend its creation documents to permit it to have more shares than it presently does. Rights of first-purchase or rights of first refusal can also impact dilution and approval requirements for stock issuance.

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.
There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market. We may face significant competition in our markets, including new competition from other companies. We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become

equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source.

Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF THE INVESTOR'S ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
HelloWoofy.com / Woofy.ai / EmojiData.ai (part of Woofy, Inc.) is a data science driven marketing platform and research based software startup providing expert marketing tools to marketing professionals and non-professionals.

Business Plan

HelloWoofy.com is a data science driven marketing platform with a focus on helping small to medium sized businesses compete with larger corporations with unlimited marketing budgets. The platform allows customers to do this by optimizing social media posts (suggestions the right words, hashtags, images and even emojis programmatically). The company's focus on bringing together design and data science in one easy to use dashboard will lead its efforts to create other product lines to further advance the mission to support small to medium sized companies.

HelloWoofy.com is comprised of several key stakeholders that serve in an advisor, investor or a founder capacity that will drive the future of the business forward. Each individual has over 5-10 years of experience within their relevant field and combined over 60+ years of experience on board (from data science, copywriting, marketing, branding, finance, legal and more). The company's success is based on the wide adoption of the main marketing platform as well as the newly launched API call based business, EmojiData, to enterprises or medium sized companies (finding the best words, emojis via autocomplete). Both efforts will drive significant value for customers.

The company aims to target small to medium sized businesses via several outlets including organic in bound marketing, paid marketing, referral marketing and more. The focus on customer segment allows the company to create very specific marketing messages and A/B test effective campaigns in order to further drive down the CAC (customer acquisition costs). Customers such as these are in need of solutions such as HelloWoofy.com in order to have a fighting chance against larger more established and well-funded competitors that often times outspend or have better data to make data driven decisions.

The marketplace HelloWoofy.com is going after is estimated at $19B while the company has also uniquely identified marketplaces where the Company's autocomplete technology could profoundly help non English speaking or English as a second language speakers within the marketing field. Revenues will be generated on a SaaS basis with discounts given to customers paying for a longer term commitment (for example 6-12 month subscriptions). EmojiData.ai will charge enterprise customers on an API call basis pricing with similar discounts on longer term or larger API call allotments for the client.

Currently, HelloWoofy.com and EmojiData.ai are both available and ready to be used by customers from all over the world. With over 65 customers on the marketing dashboard, the company expects to continue adding customers and iterating on the product based on cutting edge research and development as well as customer feedback. Commercialization of the various patent pending and other technologies will allow the company to stay ahead of competition and provide a great experience to customers.

History of the Business

The Company was founded by Arjun Rai. The Company was incorporated in Delaware on September 28, 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
HelloWoofy.com	Data science-driven marketing platform to help businesses optimize, schedule and post social media content.	Small- to medium-sized businesses
EmojiData.ai	Proprietary API for recommending optimal words, hashtags and emojis for enterprise customers to incorporate within their own content-distribution platforms (e.g., email providers, newsletter creation platforms, note-taking apps, etc.).	Enterprise businesses

Competition

Our main competitor, Hootsuite, within our category is a $1B company based in Canada with an offering for social media scheduling while our closest competitor, MeetEdgar, is based in England (formerly Austin, TX). Both of these companies and others similar fail to offer data driven or data science driven marketing and social media

management solutions to assist with the creation, optimization and scheduling of social media or marketing related content.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our products seek to distinguish ourselves by integration of products into a future-looking platform driven by data science not employed fully by our competitors. If they were like Palm Pilots, we present the smart phone.

Customer Base
Current customer base resides at 60+ companies and individuals with a mix of paid and free introductory tiers.

Supply Chain
The Company does not have a traditional supply chain due to the nature of its operations.

Intellectual Property
The Company has filed for two patents and four trademarks with the United States Patent and Trademark Office.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/ Organization
U.S. Patent App. No. 16/684,049	Full Non Provisional	Emoji Recommendation System and Method	Nov 14, 2019	USA
U.S. Patent App. No. 16/684,116	Full Non Provisional	Content Similarity Determination System and Method	Nov 14, 2019	USA

Trademarks

Application or Registration #	First Use of Goods and Services	Mark	File Date	Grant Date	Country
88693092	At least as early as Apr. 2017	**"WOOFY"** standard characters	Nov 14, 2019	n/a	USA
88693099	At least as early as Apr. 2017	hello*Woofy*	Nov 14, 2019	n/a	USA
88693100	N/a (filed under Sec. 1(a) on "intent to use" basis)	emojidata	Nov 14, 2019	n/a	USA
88693095	At least as early as Apr. 2017	Woofy	Nov 14, 2019	n/a	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None current, known or threatened. Litigation is always a risk, and can be filed without prior notice. To mitigate this risk, the Company has an experienced legal counsel with expertise in litigation on its advisory board.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Deferred Developer Fees	30.00%	$30,000	3.84%	$41,000
Deferred Legal Fees	22.00%	$22,000	3.55%	$38,000
Engineering/Product /PM Talent	36.00%	$36,000	31.94%	$341,758
General Working Capital/Misc.	6.00%	$6,000	5.37%	$57,478
Estimated Accounting Related Fees	1.20%	$1,200	5.00%	$53,500
Estimated Marketing Related Fees	12.00%	$12,000	4.67%	$50,000
Estimated Sales Related Fees	1.00%	$1,000	1.87%	$20,000
Estimated Operations Fees	1.00%	$1,000	4.67%	$50,000
Estimated Office Rental	6.80%	$6,800	1.57%	$16,800
Reserve Capital (beyond 12 months)	0.00%	$0	31.52%	$337,264
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if economic conditions alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arjun Rai	Founder, CEO, Director	CEO (Sales, Fundraising, Product Owner, Investor Relations etc)	Undergraduate Degree in Small Business and Entrepreneurship (NYIT)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any W-2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class E Common Stock
Amount Outstanding/Par Value	900,000 / $0.0001
Voting Rights	Each holder of record of Class E Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class E Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Class E shareholders have certain voting rights, such as the right to appoint majority of the Board of Directors. In addition, as long as there are Class E shares outstanding, the following actions must be approved by a majority of Class E shareholders: amend, alter, or repeal the Company's certificate of incorporation or bylaws; create, authorize, or issue debt securities; transfer stock to any subsidiary that is not wholly- owned by the Company; amend any existing or approve any new stock option plan; change the authorized number of directors; create, authorize or issue any new class or series of capital stock; hire or terminate any senior executive officers of the Company; and liquidate or dissolve of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.3%

Type of security	Class A Common Stock
Amount Outstanding/Par Value	76,300 (1,600,000 authorized) / $0.0001
Voting Rights	Each holder of record of Class A Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class A Common Stock shall at all times vote together with the holders of Class E Common Stock as a single class.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors could issue additional already-authorized shares of Class A Common Stock at a later date, and such future issuance may be dilutive and could adversely affect the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.9%

Type of security	Convertible Notes
Amount Outstanding/Face Value	$262,500 ($288,428 including accrued interest∗)
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of capital stock of the Company with gross proceeds of at least $1,000,000), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale of substantially all of the Company's assets or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or upon the noteholders' election on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financings or a share price based on a $3,000,000 pre-money valuation, whichever is less (except upon election on or after maturity, in which case conversion will occur at a price per share based on a $3,000,000 pre-money valuation). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the Convertibles Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the Convertible Notes would be approximately 8.5%.

∗Interest accrual calculated as of January 2, 2020.

Type of security	Convertible Note
Amount Outstanding/Face Value	$10,000 ($10,076 including accrued interest*)
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	The noteholder has entered into a side letter agreement with the Company giving the holder the right to purchase 25% of any new securities issued by the Company for capital-raising purposes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of preferred capital stock of the Company with gross proceeds of at least $1,000,000) prior to maturity, the Convertible Note (plus any accrued but unpaid interest thereon) will convert into the preferred stock of the Company offered in such financing. The Convertible Note may also convert into capital stock of the Company upon the noteholder's election. The Convertible Note will convert into equity securities of the Company at a price per share equal to $2,000,000 divided by the Company's fully-diluted capitalization (or, in the case of conversion in connection to an equity financing, the lowest price paid by investors in such financing, if such amount is less). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holder of the Convertibles Note assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Convertible Note would be approximately 0.4%.

*Interest accrual calculated as of January 2, 2020.

Type of security	KISS (Keep It Simple Securities)
Amount Outstanding/Face Value	$100,000
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of preferred capital stock of the Company with gross proceeds of at least $1,000,000), the KISS will convert into either the preferred stock offered in such financing or a shadow series with identical terms except for a liquidation preference equal to the KISS conversion price. The KISS may also convert into common stock of the Company upon certain corporate transactions (a sale of substantially all of the Company's assets or securities representing over 50% of the Company's voting power, a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company, or liquidation or dissolution of the Company) or into Series Seed Preferred Stock (containing substantially the same terms and provisions set forth in the most recent version of the Series Seed financing documents posted at www.seriesseed.com) upon election of the KISS holders on or after maturity. The KISS will convert into preferred stock of the Company at a price per share equal to $3,000,000 divided by the fully-diluted capitalization of the company (or, in the case of a qualified equity financing, 20% less than the price paid by investors in the financing, if such amount is lower). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the KISS assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the KISS were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the KISS would be approximately 2.9%.

In addition to the Convertible Notes as described above and below, the Company has the following debt outstanding:

Type of debt	Revolving Credit
Amount outstanding	$64,000
Interest Rate and Amortization Schedule	0% until Mar. 1, 2021then 20%
Description of Collateral	The debt is unsecured
Other Material Terms	None
Maturity Date	Revolving

Type of debt	Convertible Notes
Amount outstanding	$262,500 ($288,428 including accrued interest∗)
Interest Rate and Amortization Schedule	6% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Other Material Terms	Upon maturity, the holders may demand repayment of Note principal and accrued interest, which is payable in six equal quarterly installments beginning on the first day of the first quarter following such demand
Maturity Dates	Apr. 2019 (notes with aggregate principal of $172,500) May 2021 (note with principal of $25,000) Dec. 2021 (notes with aggregate principal of $65,000)

Type of debt	Convertible Note
Amount outstanding	$10,000 ($10,076 including accrued interest∗)
Interest Rate and Amortization Schedule	5% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Other Material Terms	None
Maturity Date	November 2020

∗Interest accrual calculated as of January 2, 2020.

In addition to the securities above, which all took place within the last three years we have made the following other issuances of securities within the last three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$50,000	Operations, product development and administrative	Apr. 10, 2017	Section 4(a)(2)
KISS	$50,000	Operations, product development and administrative	Sep. 18, 2017	Section 4(a)(2)
KISS	$50,000	Operations, product development and administrative	Oct. 16, 2017	Section 4(a)(2)
Convertible Note	$100,000	Operations, product development and administrative	Nov. 2, 2017	Section 4(a)(2)
Convertible Note	$5,000	Operations, product development and administrative	Dec. 7, 2017	Section 4(a)(2)
Convertible Note	$15,000	Operations, product development and administrative	May 9. 2018	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	May 17, 2019	Section 4(a)(2)
Convertible Note	$10,000	Operations, product development and administrative	Nov. 6, 2019	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	Dec. 6, 2019	Section 4(a)(2)
Convertible Note	$15,000	Operations, product development and administrative	Dec. 6, 2019	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	Dec. 16, 2019	Section 4(a)(2)

Valuation

Based on the offering price of the Securities, there has been no pre-offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Approximately 82% of the common stock of the Company is owned by Arjun Rai, whose shares are fully vested. The remaining 18% are owned by 8 other co-founders and service providers.

Below the beneficial owners of **20% percent or more** of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Arjun Rai	800,000 shares of Class E Common Stock	81.94%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

The other insiders at this time who are on the cap table are Roger Marion, Bonnie Halper, Ramon Ray and Jodie Green, Advisors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: launch of Android app and Google extension in Q1 2020, 15,000 users by Q4 2020, revenue positive by end of 2020,

Liquidity and Capital Resources
The proceeds of the offering are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have $46,587.98 in cash on hand, which will be augmented by the Offering proceeds, and plan to continue to deploy such capital toward continued growth and fulfillment of our business plan. Prior to the Offering, the Company has about six to 12 months of liquid assets to continue operations at the current rate of expenditures. While it is possible to control and reduce this rate, such changes may adversely affect our ability to sustain our growth and implement our business plan Therefore, the Company expects to require additional financing in excess of the proceeds from the Offering in order to sustain continued investment in growth over the next 12 months. The Company does not presently have any additional sources of capital other than the proceeds from the Offering and currently generates limited revenue from ongoing operations.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information
None.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "**Target Amount**"). The Company must receive

commitments from investors in an amount totaling the Target Amount by March 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,500,000 shares of common stock, par value $0.0001 per share, with 1,600,000 shares designated as Class A Common Stock, of which 76,300 will be issued and outstanding, and 900,000 shares designated as Class E Common Stock, of which 900,000 will be issued and outstanding, and (ii) 500,000 shares of undesignated preferred stock, par value $0.0001 per share, of which none will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock

reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "Major Investors") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The Company does not have any Company-wide voting agreements in place. The Company does not have any shareholder/equity holder agreements in place other than ordinary subscription agreements.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Company reserves the right, but not an obligation to require Potential Investors for disclosure of know-your-customer or source of investment funds inquiries. By investment, each Potential Investor represents that such invested funds are not subject to any restriction from expenditure, are derived from legal sources and such funds legally entered the United States.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Arjun Rai, Director invested and owns 800,000 shares of Class E Shares of the Company. Co-founder and former Director Matthew Friedberg invested and owns 100,000 shares of Class E Shares of the Company**.**

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements include the business plan herein and may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it

is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

EXHIBIT D
Offering Page found on Intermediary's Portal.

EXHIBIT E
Form of Security

Problem (Text appear on screen)

Social media marketing solutions for most small to medium sized businesses has looked, well like this...old, clunky and completely outdated.

You, the entrepreneur, the underdog, the one who takes the risk...this kind of DNA has been the very foundation that pushes the limits of civilization. Without it, we wouldn't be where we are today, as a society.

The ability to take an idea, sell it, and improve someone else's life as a result of your hard work.....it's what makes being an entrepreneur...worth it.

But for far too long small and medium sized businesses have been forced to fend for themselves...we say you deserve better…using data science we've created a categorically new digital platform that strips away the gruntwork in social media marketing so you can focus on not only your current customers BUT have time to find news ones.

Make decisions with data...no more "winging it"...utilize cutting edge tools designed for YOUR needs at a price point YOU can afford...versus pricing ONLY your large competitors with unlimited marketing budgets can afford.

My guess is you're the kind of person that wants to take your business to the next level. Am I right? The problem is what you're using to drive traffic and leads to your business is kinda a thing of the past...social media schedulers weren't designed to be intelligent...they just simply schedule. I'd bet if you had a social media manager that just took your social media posts then pasted them into a scheduler without any effort to optimize it and prayed it worked...you'd probably want to find someone more driven and honestly intelligent, right? This is what's happening inside millions of businesses around the world.

Solution (Text appear on screen)

Inside HelloWoofy, as you type your social media post you will automatically see recommendations for the best words to use in order to autocomplete your post but also see contextually relevant emojis out of thousands of options potentially driving unprecedented levels of engagement (according to research, in some cases upwards of 64% uplift)...This is especially powerful for marketers not speaking English as a first language. Imagine the power of an English speaking copywriter at your fingertips...AI at its finest. Moreover, posting articles and blog posts from the Discover section, or using your own URLs, is easier than ever...HelloWoofy will generate automagically quotes directly from the source without you ever leaving the platform.

When you're done optimizing the text with the best words, emojis and hashtags...we even suggest hashtags found within your graphics or photos that may go well. All of this cutting edge insight, based on 35M data points we found in order to drive data driven recommendations just for you (plus, it's visual and easy to use!). We even have a global real time emoji ticker that's analyzing continuously which emojis are the most popular, used with which topics, which hashtags and more. So, does your marketing platform or social media scheduler do even a fraction of this making you money, working hard while you sleep?

Finally, gone are the days of "did I post this already?" or "When did I talk about this topic before" because built from the ground up is a compliance engine that makes sure you never duplicate (or add a content too similar) that may gets you in trouble with social media platforms. Each post is given a similarity score making sure you are always taken care of intelligently so fresh content comes out of your smart library at all times...just a sample of a that "someone" you'd probably want that's more driven and honestly intelligent...you'll be wondering why was it so hard to do effective social media marketing before...finding, writing, optimizing, scheduling, and analyzing the content, oh boy...you get the idea...you are right...there is an easier way and we thought so as well that's where HelloWoofy comes to the rescue just like your best friend...

Soon, you'll be able to take this technology across the internet with the HelloWooy google chrome extension...autocomplete words and emojis in emails, newsletters, note taking apps and more!

Vision (Text appear on screen)

Hello, my name is Arjun Rai. I too came from nothing and built businesses with my very own hands. We built the platform you see before you with the very mindset you had when you started your business. The very determination you had, when you decided to make a dent in the universe. We do this because you deserve more.

So give us a chance to prove that marketing can be data driven, intelligent and most importantly, affordable for ALL business owners around the world.